UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 September 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

3rd September 2013

CRH plc
2013 Interim Dividend Scrip Alternative

CRH plc announces that the price of a New Share in respect of the 2013 Interim Dividend Scrip Alternative will be €15.79. The entitlement will be one New Share for every 106.689189 shares held where dividend withholding tax applies and for every 85.351351 shares held where dividend withholding tax does not apply.

Enquiries:

Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

CRH public limited company
(Registrant)

Date: 03 September 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director